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Andrew J. McCormick

Direct: +1 303 454 2589

andrew.mccormick@hoganlovells.com

October 27, 2017

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Larry Spirgel
Courtney Lindsay

Re:	Royalty Flow Inc.
Amendment No. 3 to
Offering Statement on Form 1-A
Filed October 24, 2017
File No. 024-10745

Ladies and Gentlemen:

On behalf of Royalty Flow Inc. (“Royalty Flow” or the “Company”), we hereby submit this letter in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 26, 2017, with respect to the above-referenced Amendment No. 3 to Offering Statement on Form 1-A filed by the Company on October 24, 2017 (as amended from time to time, the “Offering Statement”).

The Company has today filed via EDGAR an amendment to the Offering Statement (the “Amendment”). The Amendment reflects amended disclosure in response to the Staff’s comments.

Set forth below in bold are the Staff’s comments, followed immediately in each case by the Company’s response. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the comment letter. Capitalized terms used but not defined in this response letter have the meanings set forth in the Offering Statement.

Option Agreement, pages 3 and 31

1.	We note your response to our prior comment 2; however, it is still unclear what must occur by April 27, 2018 for you not to have to repay the Counterparties $100,000 and possibly forfeit the Acquired Interest to the Counterparties. Clarify whether you must have sold the minimum or maximum number of shares contained in this offering for the offering to be considered “successfully completed.”

United States Securities and Exchange Commission

October 27, 2017

RESPONSE:

The Company has updated the Amendment to clarify that, as set forth in the Option Agreement as filed on EDGAR, the requirement to conduct an initial public offering will be satisfied by the (i) sale of the minimum number of shares at the consummation of this offering and (ii) commencement of public trading of the shares on either the OTC markets or an exchange or alternative trading system reasonably acceptable to the Counterparties and, if applicable, the Company having associated with a FINRA-approved market maker, and such market maker has been approved to initiate quotations for a security. The updated disclosure can be found at pages 3, 31 and 54.

Risk Factors, page 9

2.	We note your response to comment 4. Please clarify the condition for closing on the purchase of the Acquired Interest. The disclosure in this risk factor and elsewhere indicates that the offering must be completed and your shares must be “Listed.” Because shares are not “listed” on the OTC markets, make clear, if true, that your shares only must be approved for quotation on one of the OTC markets.

RESPONSE:

The Company has updated the Amendment to clarify that our shares must be publicly traded on either the OTC markets or other exchange or alternative trading system reasonably acceptable to the Counterparties and that the Company having associated with a FINRA-approved market maker, and such market maker has been approved to initiate quotations for a security. The Company also clarifies that the closing of the purchase for the Acquired Interests will be completed upon the payment by the Company to the Counterparties of the purchase price. However, the Company is subject to certain penalties, including a $100,000 fee, and the Counterparties have the option, for the six months following April 27, 2018 to repurchase the Acquired Interests at the purchase price less the Holding Fee in the event the offering has not been completed as set forth in our response above. The updated disclosure can be found at pages 3, 21, 31 and 54.

* * *

United States Securities and Exchange Commission

October 27, 2017

Please do not hesitate to contact the undersigned at (303) 454-2589 if you have any questions or would like any additional information.

Sincerely,

/s/ Andrew J. McCormick

Andrew J. McCormick

cc: Jeff Schneider, CEO, Royalty Flow Inc.